Exhibit 21.1

GlassHouse Technologies, Inc.

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization
GlassHouse Technologies (UK) Limited	United Kingdom

DCMI Holdings Limited (Indirect Subsidiary)	United Kingdom

The Projects Practice Limited (Indirect Subsidiary)	United Kingdom

Systems Group Integration Limited (Indirect Subsidiary)	United Kingdom

GlassHouse Technologies GmbH	Germany

The Storage Group, Inc.	California

Converged Securities Services Group, Inc.	Delaware

GlassHouse Information Systems Ltd.	Turkey

GlassHouse Technologies Ltd.	Israel

GlassHouse Technologies AG	Switzerland

vcare Infosystems GmbH (Indirect Subsidiary)	Germany